11022553

MMISSION

IVED

JUN 1 6 2011

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meritus Financial Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Tollgate Road, Suite 140
(No. and Street)

Elgin (City) IL (State) 60123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn M. Schmidt. (847) 289-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell Novak & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 West Illinois St., Suite 300, Chicago IL 60654
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynn M. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meritus Financial Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
BETH K YUCUS
MY COMMISSION EXPIRES SEPTEMBER 20, 2011

Signature

PRESIDENT

Title

Beth K. Yucus

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Meritus Financial Group, Inc.

We have audited the accompanying statement of financial condition of Meritus Financial Group, Inc. as of December 31, 2010, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meritus Financial Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Russell Novak & Company, LLP

February 18, 2011

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 62,172
Receivable from brokers - dealers	15,824
Total Assets	$ 77,996

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses and accounts payable	$ 18,719
STOCKHOLDER'S EQUITY	
Common stock - no par value; 30,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid in capital	59,000
Accumulated deficit	(723)
Total Stockholder's Equity	59,277
Total Liabilities and Stockholder's Equity	$ 77,996

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commissions	$ 313,533
EXPENSES	
Management fees	167,035
Clearing costs	25,552
Commissions	44,736
Director fees	17,500
Technology cost	3,688
Office expense	30,056
Professional fees	6,970
Regulatory fees and dues	6,188
Dues and subscriptions	4,434
Other expenses	11,392
Insurance	986
Miscellaneous expenses	242
Total Expenses	318,779
NET LOSS FROM OPERATIONS	(5,246)
OTHER INCOME	29
NET LOSS	$(5,217)

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - JANUARY 1, 2010	$ -
ADDITIONS (DEDUCTIONS)	-
BALANCE - DECEMBER 31, 2010	$ -

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings (Accumulated Deficit)
BALANCE - JANUARY 1, 2010	$ 1,000	$ 59,000	$ 4,494
Net loss for the year ended December 31, 2010	-	-	(5,217)
BALANCE - DECEMBER 31, 2010	$ 1,000	$ 59,000	$(723)

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(5,217)
Adjustments to reconcile net loss to net cash used by operating activities:	
Decrease in assets:	
Receivables from brokers - dealers	2,681
(Decrease) in liabilities:	
Accrued expenses and accounts payable	(7,520)
Net Cash Used by Operating Activities	(10,056)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,056)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	72,228
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 62,172

(See Accompanying Notes)

MERITUS FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Organization

Meritus Financial Group, Inc. (the Company) was incorporated in the State of Illinois on June 11, 1997. Registration as a broker-dealer with the Securities and Exchange Commission became effective February 2004. Currently, the Company operates as an introducing licensed broker-dealer with its principal location in Elgin, Illinois.

Note 2 - Significant Accounting Policies

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully-disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois. The Company, with the consent of its shareholder, elected to be an S-Corporation under the provisions of the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an S-Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company is responsible for paying Illinois state replacement tax on the Company's taxable income. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

The Company expenses advertising costs as incurred.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under SEC rule 15c3-1. Net capital may fluctuate on a daily basis. As of December 31, 2010, the Company had net capital and net capital requirements of $58,277 and $5,000 respectively. The net capital rules may effectively restrict the payment of cash dividends.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 - Related Party Transactions

The Company shares office space with another company affiliated by common ownership. All rent and associated occupancy costs were paid entirely by this affiliated company on behalf of Meritus Financial Group, Inc. Meritus Financial Group, Inc. pays this affiliated company $2,505 per month for its share of these costs. These costs are included as office expense on the Statement of Operations. A liability of $2,504, related to this arrangement, is recorded on the books as of December 31, 2010.

The Company reimburses a common paymaster (affiliated through common ownership) for salaries and other operating expenses. These costs, which are included as management fee expense in the Statement of Operations, total $167,035 for the year ended December 31, 2010. Of this amount, $15,471 is recorded as a liability of Meritus Financial Group, Inc. as of December 31, 2010, pursuant to this reimbursement agreement.

Note 6 - Date of Management's Review

The Company has evaluated subsequent events through February 18, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

MERITUS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

NET CAPITAL

Total stockholder's equity	$ 59,277
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	59,277
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	59,277
Deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	59,277
Haircuts on securities	(1,000)
Net Capital	$ 58,277

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

To the Board of Directors
Meritus Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental material of Meritus Financial Group, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

225 West Illinois Street • Suite 300 • Chicago, Illinois 60654
312.222.1400 • fax 312.222.1377

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Russell Novak & Company, LLP

Russell Novak & Company, LLP
February 18, 2011

MERITUS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Russell Novak & Company, LLP
Certified Public Accountants • Business Consultants

MERITUS FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

Russell Novak & Company, LLP